 **STARFIELD** RESOURCES INC. # NEWS

Starfield Resources Completes $1.3 Million Private Placement

Toronto, Ontario – January 13, 2010 – Starfield Resources Inc. ("Starfield" or the "Company") (TSX: SRU) today announced it has closed the previously announced private placement offering (the "Offering") of common shares for gross proceeds of $1,301,500. Starfield issued 13,700,000 common shares of the Company ("Common Shares") at a price of $0.095 per Common Share.

Thomas Weisel Partners Canada Inc. acted as the lead agent in connection with the Offering along with a syndicate of agents that included Wellington West Capital Markets Inc., MGI Securities Inc., PowerOne Capital Markets Limited and Sandfire Securities Inc.

The net proceeds from the Offering will be used to further explore some of the promising properties in Montana and California obtained by the Company through its recently completed acquisition of Nevoro Inc.

About Starfield

Starfield Resources Inc. is an exploration and development stage company exploring for copper, nickel, and platinum group elements (PGE) in North America. The Company has three main projects: a PGE project in Montana's Stillwater District; a copper project in California's historic Moonlight Copper Mining District; and a copper/nickel/cobalt/PGE project in Ferguson Lake, Nunavut.   Additional assets include a diamond joint venture in Nunavut, additional copper/nickel/chrome projects in Montana, and a portfolio of eight gold properties in Nevada that are currently under joint venture agreement. Starfield is also funding the development of a novel, environmentally friendly and energy efficient hydrometallurgical process to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that contain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the

Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Starfield Resources Inc. investors may also participate in the Company's online community at http://www.agoracom.com/ir/Starfield.

For further information contact:

André J. Douchane	Greg Van Staveren	Connie Anderson
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext. 222	416-860-0400 ext. 223	416-860-0400 ext. 228
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	canderson@starfieldres.com

www.starfieldres.com

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